UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

    Rubio’s Restaurants, Inc.

(Name of issuer)

    Common Stock, par value $0.001 per share

(Title of class of securities)

    78116B102

(CUSIP number)

    Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, address and telephone number of person authorized to receive notices and communications)

    May 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116B102		13D	Page 2 of 17 Pages
1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,899,328 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 492,729 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 2,899,328 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.9%
14.	Type of reporting person (see instructions) HC, IN

CUSIP No. 78116B102		13D	Page 3 of 17 Pages
1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,899,328 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 492,729 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 2,899,328 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.9%
14.	Type of reporting person (see instructions) HC, IN

CUSIP No. 78116B102		13D	Page 4 of 17 Pages
1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 492,729 (see Item 5)
	8.	Shared voting power 2,406,599 (see Item 5)
	9.	Sole dispositive power 492,729 (see Item 5)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,899,328 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.9%
14.	Type of reporting person (see instructions) HC, OO

CUSIP No. 78116B102		13D	Page 5 of 17 Pages
1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 492,729 (see Item 5)
	8.	Shared voting power 2,406,599 (see Item 5)
	9.	Sole dispositive power 492,729 (see Item 5)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,899,328 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.9%
14.	Type of reporting person (see instructions) HC, PN

CUSIP No. 78116B102		13D	Page 6 of 17 Pages
1.	Names of reporting persons. MRRC Hold Co.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,406,599 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,899,328 (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.9%
14.	Type of reporting person (see instructions) CO

CUSIP No. 78116B102	Page 7 of 17 Pages

Introduction.

This joint statement on Schedule 13D (this “Schedule 13D”) relates to (i) the Agreement and Plan of Merger, dated as of May 9, 2010 (the “Merger Agreement”), by and among MRRC Hold Co., a Delaware corporation (“Parent”), MRRC Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Rubio’s Restaurants, Inc., a Delaware corporation (the “Issuer”), and (ii) the transactions contemplated by and related to the Merger Agreement, including the merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer continuing after the Merger as the surviving corporation. Pursuant to the Merger Agreement, each share of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), outstanding as of the effective time of the Merger (other than shares owned by Parent or Merger Sub, held by the Issuer in treasury or the subject of a properly perfected demand for appraisal) will be converted into the right to receive $8.70 in cash without interest.

In connection with the execution of the Merger Agreement, each of Ralph Rubio, the chairman of the Issuer’s board of directors, Daniel E. Pittard, the Issuer’s president and chief executive officer, and Rosewood Capital, L.P., a Delaware limited partnership (“Rosewood” and, collectively with Messrs. Rubio and Pittard, the “Stockholders”), entered into Voting Agreements with Parent (the “Voting Agreements”). Pursuant to the Voting Agreements, the Stockholders agreed, among other things, to vote the shares of Common Stock subject to their respective Voting Agreements, currently an aggregate of approximately 24% of the outstanding shares of Common Stock, in favor of the Merger and against any other takeover proposal (as further described in Item 4 below).

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the terms and conditions of such agreements, copies of which are filed as Exhibits 99.5, 99.6 and 99.7 to this Schedule 13D and are incorporated by reference in their entirety into this Introduction.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock. The address of the Issuer’s principal executive offices is 1902 Wright Place, Suite 300, Carlsbad, CA 92008.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”), and MRRC Hold Co., a Delaware corporation and wholly owned subsidiary of the Fund (“Parent”). The foregoing persons are referred to in this Schedule 13D as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Mr. Scharfman is the sole director and officer of Parent.

Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D that are directly held by the Fund. As discussed in more detail in Item 5 below, the Reporting Persons may be deemed to have shared power to vote

CUSIP No. 78116B102	Page 8 of 17 Pages

or direct the vote of the shares of Common Stock that are subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by one or more of the Reporting Persons that he or it is the beneficial owner of any of the shares of Common Stock that are subject to the Voting Agreements for purposes of the Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 17, 2010, a copy of which is filed as Exhibit 99.1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

(b) The business address of each of the Managers and Mr. Scharfman in his capacity as sole director and officer of Parent, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The principal business of Parent is to serve as the holding company for the Issuer after the Merger. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Managers, Mr. Scharfman in his capacity as sole director and officer of Parent, the GP, the Fund and Parent has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, Mr. Scharfman in his capacity as sole director and officer of Parent, the GP, the Fund and Parent was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds and other consideration required by Parent and Merger Sub to effect the Merger and acquire all of the outstanding shares of Common Stock will be approximately $100 million. Parent and Merger Sub expect that the source of these funds and other consideration will be (i) credit facilities arranged by GCI Capital Markets LLC, a Delaware limited liability company (“GC Cap”), in an aggregate principal amount of approximately $46 million, (ii) the issuance of shares of preferred stock of Parent (“Parent Preferred Stock”), with an aggregate value of approximately $50 million, to the Fund and Mr. Rubio in exchange for cash and shares of Common Stock and (iii) the Issuer’s cash on hand as of the effective time of the Merger, excluding amounts required to fund the Issuer’s operations and committed capital expenditures.

CUSIP No. 78116B102	Page 9 of 17 Pages

The Credit Facilities

In a commitment letter dated as of May 9, 2010 (the “Commitment Letter”) provided by GC Cap to the Fund, GC Cap agreed (i) to act as sole bookrunner and administrative agent for a senior secured term loan in a principal amount of approximately $41 million and a senior secured revolving credit facility in a principal amount of $5 million (collectively, the “Facilities”), (ii) to underwrite the Facilities, with a targeted hold position of no less than $27 million, and (iii) to use best efforts to consummate the Facilities as soon as reasonably possible after May 9, 2010. Merger Sub or, after the Merger, the Issuer will be the borrower under the Facilities, which will be used for the purposes of (1) providing funds for the acquisition of the shares of Common Stock in the Merger, (2) repaying certain indebtedness of the Issuer, (3) providing for working capital and other general corporate purposes of the Issuer and (4) funding certain fees, costs and expenses associated with the closing of the Facilities. While the Fund obtained the Commitment Letter to provide financing for the transactions contemplated by the Merger Agreement, the consummation of the Merger is not subject to a financing condition. The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such letter, a copy of which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Parent Preferred Stock

On May 9, 2010, Parent, the Fund and Mr. Rubio entered into a Subscription and Exchange Agreement (the “Parent Stock Subscription Agreement”) under which, effective immediately prior to the closing of the Merger, (i) the Fund will acquire shares of Parent Preferred Stock with an aggregate value of approximately $49 million in exchange for approximately $44.7 million in cash and 492,729 shares of Common Stock valued at a price of $8.70 per share and (ii) Mr. Rubio will acquire shares of Parent Preferred Stock with an aggregate value of approximately $1 million in exchange for 114,943 shares of Common Stock valued at a price of $8.70 per share. The foregoing description of the Parent Stock Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Common Stock Directly Held by the Fund

The Reporting Persons acquired beneficial ownership of the 492,729 shares of Common Stock reported on this Schedule 13D and currently directly held by the Fund for $1,967,997.42, using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

The Sponsor Guarantee

On May 9, 2010, in order to induce the Issuer to enter into the Merger Agreement, the Fund provided the Issuer with a guarantee of certain obligations of Parent and Merger Sub under the

CUSIP No. 78116B102	Page 10 of 17 Pages

Merger Agreement (the “Sponsor Guarantee”), including the payment of the cash consideration for the acquisition of the shares of outstanding Common Stock in the Merger. The foregoing description of the Sponsor Guarantee does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Sponsor Guarantee, a copy of which is filed as Exhibit 99.10 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Voting Agreements

The Stockholders entered into their respective Voting Agreements as an inducement to Parent to enter into the Merger Agreement. Parent did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements, and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

This Schedule 13D relates to the Merger Agreement and the transactions contemplated by and related to the Merger Agreement, including the Merger. On May 9, 2010, a special committee of the Issuer’s board of directors recommended the approval of the Merger and the Merger Agreement to the Issuer’s board of directors. The Issuer’s board of directors unanimously approved the Merger and the Merger Agreement at a special meeting on May 9, 2010, and directed that the Merger Agreement be submitted to the Issuer’s stockholders for approval.

The Merger Agreement

The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Subject to the satisfaction or waiver of the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. Each share of Common Stock outstanding as of the effective time of the Merger (other than shares owned by Parent or Merger Sub, held by the Company in treasury or the subject of a properly perfected demand for appraisal) will be converted into the right to receive $8.70 in cash without interest. Each share of Common Stock outstanding as of the effective time of the Merger that is owned by Parent or Merger Sub or held by the Company in treasury will be canceled without compensation.

Pursuant to the Merger Agreement, each vested option to purchase shares of Common Stock outstanding as of the effective time of the Merger will be converted into the right to receive an amount in cash equal to the number of such shares multiplied by the amount, if any, by which $8.70 exceeds the option’s exercise price. Any unvested option to purchase shares of Common Stock outstanding as of the effective time of the Merger will be converted into the right to receive an amount in cash determined using the formula just described for vested options, but the holder’s right to receive this payment will be subject to the satisfaction of the option’s remaining vesting conditions. Any option to purchase shares of Common Stock with an exercise price that equals or exceeds $8.70 will be canceled without compensation. Each restricted stock unit that is

CUSIP No. 78116B102	Page 11 of 17 Pages

outstanding as of the effective time of the Merger will be converted into the right to receive an amount in cash equal to $8.70. If a restricted stock unit is unvested, the holder’s right to receive this payment will be subject to the satisfaction of the restricted stock unit’s remaining vesting conditions. All of the foregoing payments with respect to options and restricted stock units will be subject to all applicable withholding and will be paid without interest.

As a result of the Merger, the certificate of incorporation and by-laws of the Issuer shall be amended and restated to conform to the certificate of incorporation and by-laws of Merger Sub. After the Merger, (i) Mr. Pittard will continue as the Issuer’s president and chief executive officer and Mr. Rubio will continue as an executive officer of the Issuer and (ii) it is expected that the Issuer’s board of directors will consist of Messrs. Rubio and Pittard and three members designated by the Fund, one of whom will be Mr. Scharfman.

In the Merger Agreement, the Issuer, Parent and Merger Sub make customary representations and warranties.

The Merger Agreement prohibits the Issuer from taking certain actions without the consent of Parent, except under limited circumstances further described in the Merger Agreement. These actions include issuing securities, declaring or paying any dividend, redeeming or repurchasing shares of its capital stock, incurring or guaranteeing indebtedness, and making certain changes to its capitalization.

The Merger Agreement also contains other customary negative and affirmative covenants. These include a covenant that generally restricts the Issuer from soliciting, approving, recommending, negotiating or otherwise facilitating any “takeover proposal.” As defined by the Merger Agreement, a takeover proposal includes any third party proposal relating to any acquisition, tender offer, merger, consolidation, business combination, asset acquisition or other transaction (other than the Merger) (i) that would result in the acquisition of assets or businesses that constitute, represent or generate 20% or more of the total revenue, operating income or assets of the Issuer and its subsidiaries or (ii) following which, (1) the acquiring person or group beneficially holds 20% or more of the outstanding shares of the Common Stock or other equity or voting interests in the Issuer and its subsidiaries or (2) the holders of Common Stock as of immediately prior to the transaction hold 80% or less of the outstanding equity interest of the surviving or resulting entity immediately following the transaction. This restriction is subject to the Issuer’s right to take certain actions related to “superior proposals” (as defined in the Merger Agreement) as determined by the Issuer’s board of directors in good faith.

The Merger is subject to the approval of the Issuer’s stockholders and other customary conditions to closing, including the early termination or expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Act. The Merger is not subject to a financing condition.

The Merger Agreement contains limited termination rights. Upon the termination of the Merger Agreement under certain circumstances, the Issuer is required to pay Parent a termination fee of $3.365 million. Either party will have a right to terminate the Merger Agreement if the Merger is not closed on or prior to September 15, 2010.

CUSIP No. 78116B102	Page 12 of 17 Pages

The Merger is expected to close in the third quarter of 2010. Following the Merger, the Common Stock will be delisted from the NASDAQ Global Market, there will be no public market for the Common Stock, and the Common Stock’s registration under the Exchange Act will be terminated.

The Voting Agreements

The following description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements, copies of which are filed as Exhibits 99.6 and 99.7 to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Concurrently with the execution of the Merger Agreement, each of the Stockholders entered into a Voting Agreement with Parent. Pursuant to the Voting Agreements, the Stockholders each agreed to vote the shares of Common Stock subject to the Voting Agreements in favor of approval of the principle terms of the Merger and against any other “takeover proposal” (as described above) until termination of the Merger Agreement.

The shares of Common Stock subject to the Voting Agreements consist of (i) all shares of Common Stock held by a Stockholder as of May 9, 2010, (ii) all shares of Common Stock over which a Stockholder exercised voting power as of May 9, 2010, and (iii) any share of Common Stock that the Stockholder acquires, or acquires voting power over, after May 9, 2010 while the Voting Agreement is still in effect. The Voting Agreements do not apply to options to purchase shares of Common Stock or restricted stock units measured in shares of Common Stock, unless and until the options or restricted stock units are exercised. As described in Item 5 of this Schedule 13D, currently 2,406,599 shares of Common Stock, or approximately 24% of outstanding shares of Common Stock, are subject to the Voting Agreements.

Concurrent with the execution of their respective Voting Agreements, Messrs. Rubio and Pittard each granted to the members of Parent’s board of directors an irrevocable proxy to vote the shares of Common Stock held by him (i) in favor of adoption of the Merger Agreement, (ii) in favor of any other matters in connection with the Merger as such director deems appropriate and (iii) against any “takeover proposal” (as described above). These powers of attorney are attached as Exhibit I to the copies of the Voting Agreements filed as Exhibit 99.6 to this Schedule 13D and incorporated by reference in their entirety into this Item 4.

Pursuant to the Voting Agreements, each Stockholder also generally agreed to waive his or its right to exercise or assert appraisal rights in connection with the Merger and to a general prohibition on the transfer of his or its shares of Common Stock.

Each Voting Agreements terminates either by the mutual agreement between the applicable Stockholder and Parent or when the Merger is consummated or the Merger Agreement is terminated in accordance with its terms.

CUSIP No. 78116B102	Page 13 of 17 Pages

The Standstill and Termination Agreements

Each of Mr. Rubio, indirectly through the Ralph Rubio and Dione Rubio Family Trust, and Rosewood are parties to an Amended and Restated Investors’ Rights Agreement dated as of November 19, 1997, as amended (the “Investors’ Rights Agreement”), whereby the Issuer granted to each of them certain registration rights. In connection with the Merger, each of Mr. Rubio, on behalf of the Ralph Rubio and Dione Rubio Family Trust, and Rosewood has entered into an Investors’ Rights Agreement Standstill and Termination Agreement dated as of May 9, 2010 (the “Standstill and Termination Agreements”), pursuant to which they have agreed (i) not to exercise any demand registration rights as provided for in the Investors’ Rights Agreement and (ii) that the Investors’ Rights Agreement will terminate as of the effective time of the Merger. The foregoing description of the Standstill and Termination Agreements does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements, copies of which are filed as Exhibits 99.11 and 99.12 to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Other Agreements

Item 3 of this Schedule 13D, which contains descriptions of the Commitment Letter, the Parent Stock Subscription Agreement and the Sponsor Guarantee, and the copies of such agreement, letter and guarantee filed as Exhibits 99.8 through 99.10 to this Schedule 13D, are incorporated by reference in their entirety into this Item 4.

Except as otherwise set forth in this Item 4, the Reporting Persons do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 10,035,117 shares of the Common Stock issued and outstanding as of May 7, 2010, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 28, 2010. All of the share numbers reported below are as of May 17, 2010, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5 (a, b).

CUSIP No. 78116B102	Page 14 of 17 Pages

The Fund directly holds, and thus has sole voting and dispositive power over, 492,729 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. In addition, each of the Reporting Persons may be deemed to have shared power to vote or direct the vote of the shares of Common Stock that are subject to the Voting Agreements for purposes of Section 13(d) of the Exchange Act. Accordingly, as a result of the 2,406,599 shares of Common Stock currently subject to the Voting Agreements (as described below), each of the Reporting Persons may be deemed to have shared power to vote or direct the vote of an additional 2,406,599 shares of Common Stock for purposes of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to beneficially own 2,899,328 shares of Common Stock, or approximately 28.9% of the outstanding shares of Common Stock, in the aggregate. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by one or more of the Reporting Persons that he or it is the beneficial owner of any of the shares of Common Stock that are subject to the Voting Agreements for purposes of the Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Rosewood directly holds, and thus has sole voting and dispositive power over (except to the extent deemed otherwise as a result of its Voting Agreement), 1,526,812 shares of Common Stock, or approximately 15.2% of the outstanding shares of Common Stock. Mr. Rubio has sole voting and dispositive power over (except to the extent deemed otherwise as a result of his Voting Agreement) 866,787 shares of Common Stock, or approximately 8.6% of the outstanding shares of Common Stock, consisting of 865,347 shares of Common Stock held by Mr. Rubio in trust for the benefit of Mr. Rubio and his family and 1,440 shares of Common Stock held by Mr. Rubio’s spouse as custodian for the benefit of Mr. Rubio’s minor children. Mr. Pittard directly holds, and thus has sole voting and dispositive power over (except to the extent deemed otherwise as a result of his Voting Agreement), 13,000 shares of Common Stock, or approximately 0.1% of the outstanding shares of Common Stock. In addition, Mr. Pittard also holds a vested option to purchase 150,000 shares of Common Stock, which, as discussed in Item 4 above, is not currently subject to his Voting Agreement.

The information required by Item 2 for each of the Stockholders is contained in Exhibit 99.13, which is incorporated by reference in its entirety into this Item 5 (a, b).

The foregoing information with respect to persons other than the Reporting Persons is based upon (i) information contained on the signature pages of each of the Voting Agreements, copies of which are filed as Exhibits 99.6 and 99.7 to this Schedule 13D, (ii) a statement on Schedule 13G filed by Mr. Rubio with respect to the Common Stock on January 26, 2010 and a Form 4 filed by Mr. Rubio with respect to the Common Stock on May 6, 2010 and (iii) a statement on Schedule 13G filed by Rosewood with respect to the Common Stock on February 15, 2000.

(c) No Reporting Person has effected any transaction in shares of the Common Stock from March 18, 2010 (the date 60 days prior to the date of filing of this Schedule 13D) to the date of filing of this Schedule 13D, other than as described in the other Items of this Schedule 13D.

CUSIP No. 78116B102	Page 15 of 17 Pages

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Introduction and the responses to Items 2 through 5 of this Schedule 13D, and all Exhibits attached hereto (other than Exhibit 99.13), are incorporated by reference in their entirety into this Item 6.

Except as otherwise described the Introduction, the responses to Items 2 through 5, and the Exhibits filed with this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P. and MRRC Hold Co. dated May 17, 2010.

Exhibit 99.2 Confirming Statement of Thomas E. Lynch dated May 17, 2010.

Exhibit 99.3 Confirming Statement of Scott P. Scharfman dated May 17, 2010.

Exhibit 99.4 Confirming Statement of MRRC Hold Co. dated May 17, 2010.

Exhibit 99.5 Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’s Restaurants, Inc., MRRC Merger Co. and MRRC Hold Co. (incorporated by reference to Exhibit 2.1 to the current report filed by the Issuer (Commission File Number: 000-26125) on May 11, 2010)

Exhibit 99.6 Voting Agreements, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and, individually and separately, each of Ralph Rubio and Dan Pittard (incorporated by reference to Exhibit 99.1 to the current report filed by the Issuer (Commission File Number: 000-26125) on May 11, 2010)

Exhibit 99.7 Voting Agreement, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and Rosewood Capital, L.P. (incorporated by reference to Exhibit 99.2 to the current report filed by the Issuer (Commission File Number: 000-26125) on May 11, 2010)

CUSIP No. 78116B102	Page 16 of 17 Pages

Exhibit 99.8 Letter “Re: Amended and Restated Commitment Letter with respect to Rubio’s Restaurants, Inc.” dated as of May 9, 2010 by and between GCI Capital Markets LLC and Mill Road Capital, L.P.

Exhibit 99.9 Stock Subscription and Exchange Agreement, dated as of May 9, 2010, by and among MRRC Hold Co., Mill Road Capital, L.P. and Ralph Rubio

Exhibit 99.10 Sponsor Guarantee, dated as of May 9, 2010, by Mill Road L.P. in favor of Rubio’s Restaurants, Inc. (incorporated by reference to Exhibit 10.1 to the current report filed by the Issuer (Commission File Number: 000-26125) on May 11, 2010)

Exhibit 99.11 Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rubio’s Restaurants, Inc. and the Ralph Rubio and Dione Rubio Family Trust. (incorporated by reference to Exhibit 10.2 to the current report filed by the Issuer (Commission File Number: 000-26125) on May 11, 2010)

Exhibit 99.12 Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rosewood Capital, L.P. (incorporated by reference to Exhibit 10.3 to the current report filed by the Issuer (Commission File Number: 000-26125) on May 11, 2010)

Exhibit 99.13 Item 2 Information for Stockholders

[signature pages follow]

CUSIP No. 78116B102	Page 17 of 17 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 18, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman

MRRC HOLD CO.

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
President and Chief Executive Officer